UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Russo                Peter                   J.
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   (Last)               (First)                 (Middle)

c/o Group Long Distance, Inc. 1451 West Cypress Creek Road, Suite 200
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                                    (Street)

   Fort Lauderdale      FL                      33309
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   (City)               (State)                 (Zip)
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2. Issuer Name and Ticker or Trading Symbol

Group Long Distrance, Inc. (Nasdaq SmallCap Market--"GLDI") (Boston Stock Exchange--"GPL")
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   May 1997
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

           Chief Financial Officer
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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ] Form filed by one Reporting Preson
   [   ] Form filed by more than one Reporting Preson
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                               6.
                                                                4.                              5.             Owner-
                                                                Securities Acquired (A) or      Amount of      ship
                                                   3.           Disposed of (D)                 Securities     Form:      7.
                                     2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct     Nature of
                                     Transaction   Code         ------------------------------- Owned at End   (D) or     Indirect
1.                                   Date          (Instr. 8)                   (A)             of Month       Indirect   Beneficial
Title of Security                    (Month/Day/   ------------     Amount      or     Price    (Instr. 3      (I)        Ownership
(Instr. 3)                           Year)          Code     V                  (D)             and 4)         (Instr. 4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------

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
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Options           $3.875 per 5/23/97  A         14,000       (1)      5/23/02  Common    14,000  $0       50,000    D
(Right to Buy)    share                                                        Stock
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
Explanation of Responses:

(1) Options vest incrementally on a quarterly basis over a three-year period.


            /s/ Peter J. Russo                                   1/21/98
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      **Signature of Reporting Person                             Date

** Intentional misstatements of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.